SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03000908

RECEIVED JAN 09 2003 WASH. D.C. 207 SECTION PROCESSING

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 1-2-03

For the month of January 2003

PROCESSED JAN 13 2003 THOMSON FINANCIAL

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Annual Report for year ended June 30, 2002. (The Registrant's Proxy Statement for Annual Meeting held on December 18, 2002 and Proxy Card were flied via Edgar on January 8, 2003)

ITEM 1

ANNUAL REPORT 2002



PRANA
BIOTECHNOLOGY
Limited

Our mission: Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years. The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging. Within this context Prana's mission is: To develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.



Contents



Chairman's Letter

Dear Investors and Friends of Prana:

I am very pleased to be able to present to you this years annual report.

We have made a great deal of progress in the past year. Our high hopes for the outcome of the Phase II human clinical trial of our lead compound PBT-1 has become a reality, with the successful completion of the trial earlier this year.

In April this year Professor Colin Masters, Chairman of Prana's Scientific Advisory Board, addressed the 7th International Geneva/Springfield Symposium on Advances in Alzheimers Therapy in Geneva Switzerland summarising Prana's clinical trial as extremely encouraging as a proof of concept of the amyloid theory of Alzheimer's Disease. These positive results have catapulted Prana to the forefront of world Alzheimer's Disease research.

The results have been submitted for publication to a leading international peer reviewed scientific and medical journal. Prana's success has generated significant worldwide attention and inquiry from pharmaceutical companies and the scientific community.

Subsequent to year end Prana's shares were approved for listing on NASDAQ (Code: PRAN). The listing which has been approved during an unparalleled phase in US corporate compliance and regulation provides Prana with all important access to US capital markets and a solid base for the next phase of Prana's growth and development.

We welcome the appointment of Dr Ross Murdoch in the capacity of Chief Operating Officer and Head of Development. Dr Murdoch's extensive experience in senior management with international pharmaceutical companies is a major asset for Prana. Similarly, the appointment of Ms Dianne Angus as Vice President and Intellectual Property and Licensing marks an important step forward in our efforts to capture and commercialise the discoveries of the growing family of Prana scientists.

Despite the general malaise in equity markets and the difficulties experienced by biotechnology companies in general Prana has continued to outperform the market. I believe this is primarily due to the strength of our science, the world renowned reputation of our scientists and the ongoing achievement of milestones. This has enabled Prana to claim a pre-eminent position in the field of Alzheimers Disease research.

I thank the Board for its diligent and continuing support, our Scientific advisors who sit on our various advisor boards, for their valued advice and most important our scientists for their brilliant work and commitment to the achievement of excellence in their field. The future for Prana looks most encouraging as we increasingly approach commercialisation of our platform technology.

Sincerely,

Geoffrey Kempler
Executive Chairman

KEY EVENTS

Phase II clinical "proof of concept" clinical trial successfully completed: The Phase II clinical trial (coded PBT1:011) with the lead compound PBT-1 successfully completed the double blind, phase in March 2002. All patients were given the opportunity to then enter the extension study (coded PBT1-011ADEX) which is planned to continue to December 2002.

Management devirtualises: Dr Ross Murdoch was employed in May 2002 as Chief Operating Officer and Head of Development and Ms Dianne Angus employed in August 2002 as Vice President: Intellectual Property and Licensing.

Portfolio of MPAC assets increases: Prana has expanded the number of new chemical entities in its portfolio to over 200. Prana has coined the term "MPACs" (metal-protein attenuating compounds) to describe the class of compounds in development, reflecting that these compounds are designed to attenuate the metal-protein interaction central to the toxicity seen in many of Prana's major disease targets.

New Advisory Group established: Prana has established a new group of external senior advisors known as the "Commercialisation Opportunity Group" (or "COG") to advise the Board of Directors and Management on the commercial attractiveness and prioritisation of both internal and external opportunities.

Professor Masters is awarded the Mayne Florey Medal: Professor Masters received the coveted Mayne Florey award for his world-leading research into the cause of Alzheimer's Disease and other brain diseases.

Aggressive expansion of the patents portfolio:



Review of Operations

Background

Prana Biotechnology Limited ("Prana") listed on the Australian Stock Exchange during March 2000. The Company's platform technology has been developed over many years with the financial support of various grants and private equity totalling in excess of $20 million. The majority of these funds continue to be directed at Alzheimer's Disease research, although the outcomes demonstrated by this research have strong implications for other age-related degenerative disorders where the pathology of the disease is based on the inter-relationship between certain metals and particular proteins. Prana's chemistry program targets the development of new chemical entities termed "MPACs" (metal-protein attenuating compounds) designed to reduce the toxicity related to the interaction of the key metals and proteins involved in the toxicity of Alzheimer's Disease and other major diseases.

In Alzheimer's Disease the relevant protein is beta-amyloid. Very little was known about beta-amyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr George Glenner sequenced the chemistry of the protein which has since become the dominant focus world wide of Alzheimer's Disease research.

In 1987 Professors Beyreuther, Masters and Tanzi of Harvard Medical School discovered the way beta-amyloid was produced and in 1994 Professor Ashley Bush of Harvard Medical School and University of Melbourne discovered the interaction between metals and beta-amyloid, causing toxicity in Alzheimer's Disease, paving the way for the development of therapeutic drugs to treat the disease.

Prana's intellectual property has been developed over an extended period through the collaborative efforts of some of the world's most highly regarded scientists and research institutions in this field.

New Advisory Group

Prana has developed a new additional Advisory Panel to advise the Board of Directors and management on the commercial attractiveness and prioritisation of both internal and external opportunities. The Commercialisation Opportunity Group (COG) will, on a quarterly basis, provide formal assessment of the company's scientific processes and programs and potential collaborations and in-licensing opportunities. The COG is expected to compliment the expertise and skills already assisting Prana through the Scientific Advisory Board. Prana also expects to benefit from the ongoing informal dialog between COG members and the company.

The members of the Commercialisation Opportunity Group are:

- Professor Peter Colman, Walter & Eliza Hall Institute of Medical Research
- Professor John Funder, Prince Henry's Institute of Medical Research
- Professor Bevyn Jarrott, Department of Pharmacology Monash University
- Professor Colin Masters, Executive Director, Head of Research, Head of Pathology, University of Melbourne
- Dr Ross Murdoch, Chief Operating Officer and Head of Development
- Dr George Mihaly, Non-executive Director and Managing Director Kendle (Asia/Pacific) Pty Ltd

Research Institutions

Prana is developing world class research within several internationally recognised core institutional research facilities:

- The Massachusetts General Hospital, Genetics and Aging Unit in Boston, Boston USA
- The University of Melbourne, Department of Pathology, Melbourne Australia
- The Mental Health Research Institute of Victoria, Melbourne Australia



MPAC Platform Technology

Prana's MPAC "platform technology" addresses the causes of a broad spectrum of age related diseases based on the interrelationship of certain metals, present in all cells, with particular aggregated proteins. The most advanced of Prana's disease targets is its research into potential therapeutics for the treatment of Alzheimer's Disease, however initial research indicates that the platform technology may also be applicable for:

- Cataracts
- Creutzfeldt-Jakob Disease (CJD or Mad Cow Disease)
- Motor Neuron Disease
- Parkinson's Disease
- Huntington's Disease

Management Devirtualises

To support the ongoing research and development and the further expansion of the company, Prana has employed two new senior managers.

- Dr Ross Murdoch was employed in May 2002 as Chief Operating Officer and Head of Development. Dr Murdoch has a PhD in pharmacology and over 12 years experience in both the local and international pharmaceutical industry. He has extensive local and global experience in the leadership of drug research and development across a variety of therapeutic areas. At SmithKline Beecham, Dr Murdoch managed the Australian research program before being transferred to the USA to become a director in Global Project Management, leading the development of multiple compounds through all stages of development and commercialisation. Dr Murdoch was appointed Global Head of Clinical Project Management for AstraZeneca based in the USA Head Office in early 1999, and returned to Australia to pursue a career in Biotechnology.
- Ms Dianne Angus employed in August 2002 as Vice President: Intellectual Property and Licensing. Ms Angus is a registered patent and trademark attorney with a Diploma of Intellectual Property Law and a Masters degree in biotechnology. She has spent 10 years managing large and diverse intellectual property portfolios and evaluating technology for acquisitions and product licensing. Ms Angus has negotiated commercial research and product development licenses for Novartis, Monsanto, Suntory, and Du Pont, as well as for Australian, European, Japanese and American research institutes.

Clinical Trials

Based on the effectiveness of Prana's lead compound PBT-1 in laboratory models, a Phase II human clinical trial (coded PBT1-011) to evaluate PBT-1 in patients with Alzheimer's disease commenced in August 2000.

The clinical trial was conducted at Prana's sponsored facilities at the Mental Health Research Institute and the Royal Melbourne Hospital. Prescribed dosages of PBT-1 were administered to 18 of the 36 study patients, with the remaining 18 receiving a placebo. The trial was conducted as a "double blind trial" so neither the medical personnel nor the patients were aware of who received PBT-1 or placebo until the trial was unmasked in March 2002. All subjects perform various prescribed cognitive tests and underwent blood tests to determine if treatment with PBT-1 has a demonstrable effect as compared to those subjects receiving the placebo.

The double blind, phase of the clinical trial PBT1-011 was completed in early 2002 and preliminary analysis has been undertaken. Treatment with PBT-1 was assessed in less severely affected patients with Alzheimer's Disease (ADAS-COG score of 10-25) and more severely affected (ADAS-COG score of 26-40). Overall, treatment with PBT-1 was well tolerated by both groups. The results of this study are seen as very encouraging and Prana is pursuing further development of PBT-1.

Professor Colin Masters presented these exciting preliminary findings at the "7th International Geneva/Springfield Symposium on advances in Alzheimer Therapy " in Geneva in April and further results at the "8th International Conference on Alzheimer's Disease and related Disorders" in Stockholm in August 2002. His presentations were met with much scientific and Industry interest and Prana will be following up opportunities arising from interest shown by several major pharmaceutical companies. The results of the clinical trial PBT1-011 have been submitted to a leading International peer reviewed scientific and medical journal.



All patients that completed the clinical trial have been invited to take part in an extension study (coded PBT1-011ADEX).

The next step in the clinical development of PBT-1 is being designed. It is expected that Prana will be in a position to initiate further clinical trials in 2003.

Currently there is no treatment or prevention for Alzheimer's Disease nor any successful treatment for any of the principal forms of neuro degenerative disease which comprise Prana's disease targets.

It is estimated that a successful drug for the treatment of Alzheimer's Disease could command annual global sales in excess of $5 billion. Prana and its Scientific Advisory Board believe that Prana's technology and the results of the current human trials of PBT-1 place it among the leaders in the world in terms of developing a therapeutic medicine to treat Alzheimer's Disease.

Rational Drug Design

Prana continues to utilise rational drug design techniques to design its "MPAC NCE's (New Chemical Entities)". To date the Prana's medicinal chemistry team has focussed on the development of MPACs which target the interaction of specific metals and β-Amyloid protein although the requirements for MPACs for other diseases are now being integrated into the drug discovery process. To date many MPACs have been developed, across several different chemical classes, and all are now undergoing extensive laboratory testing utilising both public and proprietary screening techniques to assess the most promising to be progressed into human testing.

Although Prana has now demonstrated "proof of concept" for the MPAC approach in its Phase II trials utilising PBT-1 (PBT1-011 and PBT1-011ADEX), the rational drug design program is providing new and specifically designed drugs which may display greater efficacy in disaggregating aggregation prone proteins such as βAmyloid, paving the way for an ongoing raft of successful therapeutic agents. Additional specific screening tests are planned to better elucidate the usefulness of these MPACs in diseases other than Alzheimer's Disease.

START Grant Award

In July 2001, Prana announced a $1.74 million Start Grant from the Australian Industry Research and development Board (IR&D) to expand the company's platform for drug treatment of neurodegenerative diseases. Prana continues to utilise this Grant to accelerate the rational drug design program. MPAC NCEs are now progressing to in vitro screening assays in preparation for pre-clinical development prior to further clinical trials in patients suffering from the disease. The grant continues to substantially expand and accelerate Prana's business strategy.

Professor Colin Masters is awarded the 2002 Mayne Florey Medal

Recognising his world-leading research into the cause of Alzheimer's disease and other brain diseases Prana Director, and Chairman of Prana's Scientific Advisory Panel, Professor Colin Masters, was awarded the 2002 Mayne Florey Medal from the Australian Institute of Political Science. Prana congratulates Professor Masters on this prestigious award and the recognition this provides not only to him, but also to his research team. Prana believe this provides further evidence of the growing awareness and acceptance of the work he is achieving.

Recent Key Publications

Professor Colin Masters and Associate Professor Ashley Bush, together with other Prana scientists, have submitted over 40 key publications and articles for inclusion in key international peer reviewed journals and texts.

A list of the key publications is available on the Prana website – www.pranabio.com

Further Disease Focus

Creutzfeldt-Jakob Disease

In August 2000, the London-based Medical Research Council warned that the disease could be more widespread than previously thought and that healthy appearing animals can be carriers of the disease. In the UK the incidence of these diseases is increasing at a rate of 20 to 30% pa. There is currently no cure for this fatal disease. Mad Cow Disease entered the human food chain in 1980s leading to a collapse of the entire UK beef trade at the time.



There are several research activities in the world directed at this disease however the Board believes Prana has potential to be one of the first to progress to clinical trials in the quest to develop a treatment. The rationale behind this position is based on Prana's discoveries about the relationship between aggregation-prone proteins susceptible to metal-mediated oxidative stress. In the case of Alzheimer's Disease the target protein is beta-amyloid, in CJD it is the Prion protein, which in many ways resembles the beta-amyloid protein of Alzheimer's Disease.

The impact upon the potential market size for a successful therapeutic to treat CJD has increased significantly by virtue of these new findings and Prana has announced its intention to accelerate its research effort in this area.

Cataracts

Basic research in this area is being progressed with studies conducted in Boston and Melbourne. Preliminary animal data is becoming available. A significant publication on this has appeared in the journal Biochemistry, showing that Prana's technology is applicable to the aging lens of the eye. As described in the Company's prospectus the potential market for global sales for a successful therapeutic is estimated to be $1 billion per annum.

Motor Neuron Disease (MND), (ALS or Amyotrophic Lateral Sclerosis)

ALS is a fatal disease, manifested by progressive paralysis over 5 to 10 years. There is currently no effective therapy for this tragic illness. The disease involves degeneration of the nerve cells in the spinal column, which has now been related to mutations of a protein that interacts with metal ions.

Worldwide there are about 100,000 cases of Motor Neuron Disease and it is estimated that an effective therapy could generate $500 million per annum in global sales.

Collaborative studies with other internationally recognised research groups are progressing, and preliminary animal experiments are in development. The mechanisms underlying this disease have not been fully elucidated, but the oxidative changes associated with the aggregation of critical proteins in the spinal cord and brain stem continue to be at the centre of a world-wide research effort. A drug target is expected to emerge in the near future.

Parkinson's Disease

Parkinson's disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasing dementia is being recognised as a significant component of Parkinson's Disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. Prana believes its platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson's Disease is believed to affect 150 people per 100,000 or 2.5% of persons over the age of 85. A successful therapeutic is estimated to command global sales of $1.5 billion per annum.

The Melbourne research team headed by Drs Qaio Xin Li and Janetta Culvenor is working on the key protein that aggregates to form the diagnostic marker of this disease. The aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer's disease, and tests are about to be conducted on test-tube samples to confirm this approach. Experimental animal models are becoming available for this debilitating disorder, and the targets for drug development are expected to be available within the next 12 months.

PRANA OPERATING STRUCTURE


G Mihaly Non-Executive Director
G Kempler CEO & Executive Chairman
C Masters Executive Director
B Meltzer Non-Executive Director
R Murdoch Chief Operating Officer
C Masters VP & Head Research
Development
D Angus VP IP & Licensing
Administration & Finance
Target Discovery
Chemistry
Patents
Human Resources
New Screens
Screening
Licensing
Finance
Preclinical
Business Development
Administration
Clinical
Project Management



Intellectual Property Report

Invention	Status	Comments
Cation – APP Modulators for use in Alzheimer's Disease, entitled, *"A method for assaying and treating Alzheimer's Disease"*	Five patents granted, two in Australia and one in Europe, Japan and in US. An application in US application is under examination and a Canadian patent is pending, expedited examination has been requested.	The invention includes claims directed to the use of specified modulators of cation interaction with APP and the use of these agents in the treatment of Alzheimer's Disease. The European case is under opposition and a vigorous defence is being prepared.
Metal binding domain inhibitors of _-amyloid entitled, *"Beta amyloid peptide inhibitors"* Prana/University of Melbourne	This International (PCT) application has entered national phase in Europe, Canada, Japan, US and Australia. Currently pending examination.	The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of _-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer's Disease.
A screen for _-amyloid formation and inhibitors, entitled, *"An in vitro system for determining the formation of Aβ Amyloid"* General Hospital Corporation	One patent granted in the US and a further US application is pending. Examination has been requested in Canada and Japan.	The invention is directed to an assay for the formation of _-amyloid in a biological sample and inhibitors of _-amyloid formation.
A differential screen for 40/42 _-amyloid, entitled, *"A diagnostic assay for Alzheimer's Disease"* General Hospital Corporation	One patent granted in the US and a further US application is under examination. Examination has been requested in Canada.	The invention is directed an antibody based diagnostic assay for the detection and quantification of _-amyloid species.
Known chelators for Amyloidosis, entitled, *"Identification of agents for use in the treatment of Alzheimer's Disease"* General Hospital Corporation	Patent granted in Australia. Await examination in US and Europe. An application is pending in both Canada and Japan.	The invention is directed to the use of specified metal chelators to reduce _-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of _-amyloid. The Australian case is under opposition and a defence case will be prepared.
Screening for Tardive Dyskinesia, entitled, *"Methods for screening drugs to predict Tardive Dyskinesia"* General Hospital Corporation	One patent granted in US and Australia. Await prosecution of a further application in US and an application in Europe. An application is pending in both Canada and Japan.	The invention is directed to the identification of agents which are able to induce Tardive Dyskinesia.



Intellectual Property Report

Invention	Status	Comments
Clioquinol for treatment of Alzheimer's *Disease, entitled, "Use of Clioquinol for the therapy of Alzheimer's Disease"* General Hospital Corporation/Prana	US continuation application currently under examination.	The invention includes claims directed to the use of clioquinol for the treatment of Alzheimer's Disease and clioquinol pharmaceutical compositions.
Clioquinol and known chelators for use in amyloidosis, entitled, *"Agents for use in the treatment of Alzheimer's Disease"* General Hospital Corporation	One patent granted in US and a further US continuation application is under examination. An Australian application is under examination. Await examination in Europe and an application is pending in both Canada and Japan.	The invention is directed to compositions containing clioquinol and known chelators and their use in the treatment of amyloid related diseases.
Screen for agents which alter _-amyloid neurotoxic properties, entitled, *"Method for Screening drugs useful for treating Alzheimer's Disease"* General Hospital Corporation	A continuation-in-part application is pending in US. Applications into Europe Canada, Japan and Australia have entered national phase.	The invention is primarily directed to specified assays that identify agents capable of modifying neurotoxic properties of _-amyloid.
Immunotherapy, entitled, *"Neurotoxic Oligomers"* General Hospital Corporation/Prana	International (PCT) Application pending national phase entry.	The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The immunotherapeutic approach may be used in the treatment of Alzheimer's Disease.
Cataracts. entitled, *"Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof"* General Hospital Corporation	International (PCT) Application pending national phase entry.	The invention is directed to assays for the detection of agents useful in the treatment of cataract and a method of treatment utilising specified chelators.
APP Copper Binding Domain agonists, entitled, *"Methods of screening for inhibitors of Alzheimer's disease"* Prana/University of Melbourne	International (PCT) application. Await entry into national phase prosecution.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer's Disease.
8-Ohq role in cognition, entitled, *"Treatment of Neurodegenerative Conditions"*	Australian provisional application.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative changes.
8-Ohq MPAC class, entitled, *"8-Hydroxyquinoline derivatives"*	Australian provisional application	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class.
MPAC classes 2, 3, 4, 5, 6 & 7.	Six Australian provisional applications	Six separate inventions directed to newly identified MPAC classes.



Corporate Governance Statement

The Board of Directors of Prana Biotechnology Limited is responsible for the corporate governance of the Company.

This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise indicated.

The Board guides and monitors the business and affairs of Prana Biotechnology Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

Composition of the Board

The Board should comprise of at least 3 Directors.

The Directors in office at the date of this statement are:

- Geoffrey P Kempler – Executive Chairman/Chief Executive
- Colin L Masters – Executive Director
- Brian D Meltzer – Non-Executive Director
- George W Mihaly – Non-Executive Director

Board Responsibilities

As the Board acts on behalf of the shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations.

Board responsibilities are divided into operating activities, scientific activities and financial and capital markets activities. Operating activities are principally undertaken by the Executive Chairman, Mr Kempler who is predominantly responsible for overall management of the Company, agreements and negotiations with research institutions and supervision of the Company's intellectual property portfolio. Scientific activities are undertaken under the direct responsibility of Professor Colin Masters who chairs the Company's Scientific Advisory Board. The Company's Scientific Advisory Board, which is comprised of a number of the leading scientists in the field of age-related degenerative disorders, oversees and administers the Company's research activities. Mr Meltzer is predominantly responsible for the Company's financial and treasury operations and advises the board with respect to capital markets and corporate activities.

Audit Risk and Compliance Committee

The Committee is responsible for considering risk management, legal compliance and financial reporting. It:

- Reviews annual and half yearly financial statements with management and auditors prior to their submission to the Board;
- Monitors the establishment and effective operation of adequate risk management procedures;
- Reports to the Board on any observed major failures or operation of key administrative and internal control systems and significant non-compliance with legislation; and
- Reviews the scope and annual plans of the external audit.

The members of the Committee during the year were:

- G P Kempler
- B D Meltzer
- R Revelins – Company Secretary



Directors' Report

Your Directors submit their report for the year ended 30 June 2002.

Directors

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Name, qualifications, experience and special responsibilities.

Geoffrey Paul Kempler B.Sc. Grad. Dip. App. Soc. Psych.
Executive Chairman and Chief Executive Officer
Mr Kempler, aged 47, is one of the founders of Prana and has been primarily responsible for the successful negotiation of the Company's existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. He was appointed a Director of the Company on 11 November 1997.

Mr Kempler is a qualified psychologist and the Managing Director and major shareholder of Aroma Science Pty Ltd which holds the Australian distribution and marketing rights to the Aveda range of cosmetic products.

As Executive Chairman Mr Kempler has overall management responsibility and will continue to be primarily responsible for ongoing negotiations with respect to the Technology. He is also a member of the Audit Risk and Compliance Committee.

Professor Colin Louis Masters B.Med.Sci (Honours), M.B., B.S., M.D., F.R.C. Path (U.K.), F.R.C. Path (Aust.), F.A.A.
Executive Director
Professor Masters, aged 55, a Director of the Company since 9 December 1999, graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's disease research and is Professor and Head of the Department of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital.

Professor Masters chairs the Scientific Advisory Board of Prana and is primarily responsible for the implementation of the research strategy of the Company.

Brian Derek Meltzer B. Com., M Ec.
Non-Executive Director
Mr Meltzer, aged 48, a Director of the Company since 9 December 1999, is a merchant banker with the international investment bank Babcock & Brown. He has 20 years experience in finance, including 12 years at AIDC Ltd where he was Director of Investment Advisory Services.

He is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.

Mr Meltzer is a non-executive director on the board of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). He is also a member of the Audit Risk and Compliance Committee.

Dr George William Mihaly B.Pharm.,M.Sc., Ph.D. FAICD
Non-Executive Director
Dr Mihaly, aged 49, a Director of the Company since 9 December 1999, has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

Geoffrey Paul Kempler | Colin Louis Masters | Brian Derek Meltzer | George William Mihaly





During the period from mid 1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd – one of Australia's leading independent consultant research organisations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continues as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd).

Over the course of the last 22 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.

Interests in the Shares and Options of the Company and Related Body Corporate

As at the date of this report, the relevant interests of the Directors in the shares and options of the Company were:

	Ordinary shares	Options over ordinary shares
G Kempler	16,815,000	9,407,500
C Masters	12,000	1,006,000
B Meltzer	100,000	360,000
G Mihaly	26,000	334,000

Earnings per Share

	Cents
Basic earnings/(loss) per share	(9.5)

Dividends

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect to the financial year.

Corporate Information

Corporate Structure

Prana Biotechnology Limited is a company limited by shares that is incorporated and domiciled in Australia.

Nature of operations and principal activities

The principal activities during the year of the Company were to commercialise research into Alzheimer's Disease and other major age-related degenerative disorders.

There have been no significant changes in the nature of those activities during the year.

Employees

The company employed 4 employees at 30 June 2002 (2001: 3 employees)

Review and Results of Operations

The net loss for the year after income tax was $5,448,467 (2001: $4,138,979 loss).

Patent, research and development costs which comprise a significant portion of expenses for the period of $2,479,945. Legal fees have risen considerably from the prior year to $823,201 (2001: $252,675) due to increased activity in protecting the company's patent assets as discussed further in this Annual Report. Further information on the review of operations of the Company and the results of those operations are contained elsewhere in the Annual Report.

Significant Changes in the State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed in this annual report.

Significant Events after the Balance Dsate

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

Likely Developments and Expected Results

The likely developments in the Company's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations contained elsewhere in this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the Company. Accordingly, this information has not been included in this report.

Environmental Regulation and Performance

The Company is involved in scientific research and development, and the activities of the Company do not create any significant environmental impact to any material extent. The Company's scientific research activities are in full compliance with all prescribed environmental regulations.

Share Options

Unissued shares

As at the date of this report, there were 27,933,310 unissued ordinary shares under options as follows:

- 7,173,310 options exercisable on or before 1 March 2003 at $0.50



- 20,250,000 options exercisable after 1 March 2002 and on or before 1 December 2004 at $0.50
- 200,000 options exercisable on or before 20 March 2004 at $0.50
- 310,000 Employee and Consultant Incentive options exercisable on or before 30 June 2005 at $0.50

Shares issued as a result of the exercise of options
1,160,690 ordinary shares were issued during the year as a result of the exercise of options.

Indemnification and Insurances of Directors and Officers

During the financial year the Company entered into a policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

Directors' and other Officers' Emoluments

Remuneration Policy
Emoluments of Directors and Officers of the Company are determined by the Board which assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and Executive.

Remuneration for the services of the Executive Directors are formalised in service agreements.

Details of the nature and amount of each element of the emoluments of each Director of the Company for the financial year are shown in the following table.

Emoluments of Directors of Prana Biotechnology Limited

	Annual Emoluments			
	Base fee $	Bonus $	Other $	Total $
G Kempler	231,818	–	16,386	248,204
C Masters	50,000	–	–	50,000
B Meltzer	25,000	–	–	25,000
G Mihaly	23,148	–	1,852	25,000

Emoluments of the five most highly paid executive officers of the Company
G. Kempler and C. Masters are the only Executive Officers of the Company. Their emoluments are disclosed in the previous table.

Options granted to Directors and any of the five most highly paid officers
There were no options granted over unissued shares in Prana Biotechnology Limited during or since the end of the year to any Director or any of the five most highly paid Officers of the Company as part of their remuneration.

Directors' Meetings
The number of meetings of Directors held during the year and the number of meetings attended by each Director were as follows:

	Directors' Meetings		Audit Risk and Compliance Committee Meetings	
	Meetings held while a Director	Meetings attended	Meetings held while a member	Meetings attended
G Kempler	10	10	2	2
C Masters	10	10	–	–
B Meltzer	10	10	2	2
G Mihaly	10	10	–	–

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Geoffrey Kempler
Director

Melbourne, 23 October 2002



Statement of Financial Performance

Year ended 30 June 2002

	Notes	Company 2002 $	Company 2001 $
Revenue from ordinary activities	2	793,970	516,182
Depreciation and amortisation expense	3	(1,160,595)	(1,140,658)
Patents, research and development expense	3	(2,479,945)	(2,362,917)
Consulting fee expense		(604,873)	(306,530)
Legal fee expense		(823,201)	(252,675)
Employee benefits expense		(378,853)	(122,199)
Corporate Compliance		(339,383)	(196,629)
Other expenses from ordinary activities		(455,587)	(273,553)
(Loss) From ordinary activities before income tax expense		(5,448,467)	(4,138,979)
Income tax expense relating to ordinary activities	4	–	–
Net (Loss)		(5,448,467)	(4,138,979)
Total changes in equity other than those resulting from transactions with owners as owners		(5,448,467)	(4,138,979)
Earnings Per Share – Basic (cents per share)	18	(9.5)	(7.8)
Earnings Per Share – Diluted (cents per share)	18	(9.5)	(7.8)

The accompanying notes form part of these financial statements.



Statement of Financial Position

As at 30 June 2002

	Notes	Company	
		2002	2001
		$	$
Current assets			
Cash assets		3,585,014	6,854,873
Receivables	5	107,936	355,621
Other	6	60,367	166,341
Total current assets		3,753,317	7,376,835
Non-current assets			
Plant & Equipment	7	139,653	149,555
Intangible assets	8	13,688,349	14,788,353
Total non-current assets		13,828,002	14,937,908
Total assets		17,581,319	22,314,743
Current liabilities			
Payables	9	912,333	912,258
Provisions	10	–	9,608
Total current liabilities		912,333	921,866
Total liabilities		912,333	921,866
Net assets		16,668,986	21,392,877
Equity			
Contributed equity	11	13,001,468	12,276,892
Reserves	12	14,661,942	14,661,942
Accumulated losses	12	(10,994,424)	(5,545,957)
Total equity		16,668,986	21,392,877

The accompanying notes form part of these financial statements.



Statement of Cash Flows

Year ended 30 June 2002

	Notes	Company 2002 $	Company 2001 $
Cash flows from operating activities			
Payments to suppliers and employees		(4,885,444)	(2,651,685)
Interest received		242,215	253,177
Grants received		843,714	–
Income tax (paid)/refund		–	38,193
Net cash flows used in operating activities	13 (a)	(3,799,515)	(2,360,315)
Cash flows from investing activities			
Payments for purchase of plant and equipment		(50,689)	–
Net cash flows used in investing activities		(50,689)	–
Cash flows from financing activities			
Proceeds from issue of shares		580,345	4,999,999
Payment of share issue costs		–	(254,400)
Net cash flows from financing activities		580,345	4,745,599
Net increase/(decrease) in cash held		(3,269,859)	2,385,284
Opening cash brought forward		6,854,873	4,469,589
Closing cash carried forward	13 (b)	3,585,014	6,854,873

The accompanying notes form part of these financial statements.



Notes to the Financial Statements

At 30 June 2002

1. Summary of Significant Accounting Policies

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash.

(b) Recoverable Amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value.

(c) Plant and equipment

Plant and equipment are measured at cost. Depreciation is provided on a straight line basis on plant and equipment as follows:

	2002	2001
Plant and equipment	20%-33%	20%-33%
Computer Equipment	33%	-

(d) Intangibles

Core intellectual property

Core intellectual property (formerly called research and development, patents and options) consists of patents and other technical know-how in existence at December 1999. Costs associated with the development of the Company's core intellectual property up until December 1999, including patent application costs, were capitalised.

After considering an independent valuation of the Company's core intellectual property at December 1999, the directors revalued it to $16,500,000. In accordance with Accounting Standard AASB 1041 "Revaluation of Non-Current Assets", in July 2000 the Directors deemed the carrying amount of core intellectual property to be cost for financial reporting purposes.

Core intellectual property is being amortised on a straight line basis over a period of 15 years, being the period in which the future benefits are expected to arise. The Directors regularly review the carrying value of core intellectual property to ensure its carrying value does not exceed its recoverable amount.

Patent renewal costs are written off as an expense as they are incurred. Refer also to note 1(n) for the Company's accounting policy in relation to research and development costs.

(e) Trade and other payables

Liabilities for trade creditors and other amounts are recognised at cost or fair value by the company when they become obliged to make future payments.

Payables to related parties are carried at the principal amount. No interest is charged by the lender.

(f) Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company.

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Interest Revenue

Interest is recognised upon the control of the right to receive the payment.

Grant Revenue

Grant revenue is recognised on an accrual basis.

(h) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.



(i) Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefit include wages and salaries, annual leave and long service leave measured at their nominal amount.

The value of the employee share incentive scheme described in note 15 (b) is not being charged as an employee entitlement expense.

(j) Earnings per share
Basic earnings per share is determined by dividing the loss from ordinary activities after related income tax expense by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the loss from ordinary activities after related income tax expense by the weighted average number of ordinary shares and potential ordinary shares outstanding during the financial year.

(k) Financial Instruments Issued by the Company
Debt and Equity Instruments
Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

(l) Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

   or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis.

(m) Receivables
Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(n) Research and Development Costs
Research and development costs are recognised as an expense when incurred. Grants received or receivable in relation to research and development costs are recognised as revenue in the Statement of Financial Performance.

(o) Foreign Currency
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Accounts payable and receivable balances at reporting date are translated at the exchange rate in effect at that date.

(p) Going Concern
As at 30 June 2002, the company had cash assets of $3,585,014, recorded a net loss of $5,448,467 and a net cash outflow from operating activities of $3,799,515. Notwithstanding the net loss and negative cash from operations, the directors consider that the going concern basis of accounting is appropriate for the following reasons:

- the most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the company will have sufficient cash to meet their operating requirements until at least the date of signing the directors' declaration for the year ending 30 June 2003;
- the company has 7,173,310 share options on issue with an exercise price of $0.50 which expire 1 March 2003. As the exercise price is significantly lower than the company's current and recent share price (being $2.15 at 30 June 2002) the directors are confident that these options will be exercised, resulting in expected cash inflows of $3,586,655 (included within the company's cash flow forecasts);
- the company expects to place further shares with strategic investors within the next 6-12 months. The directors are confident that a share placement will be achieved if required, based on strong interest from investors and the company's track record in successfully placing shares with US and Australian investors.



	Company 2002 $	Company 2001 $
2. Revenue from Ordinary Activities		
Revenues from operating activities		
Interest		
Other persons/corporations	226,720	290,182
Research grant	567,250	226,000
Total revenues from ordinary activities	793,970	516,182
3. Expenses from Ordinary Activities		
Expenses		
Depreciation of non-current assets		
Plant and equipment	60,591	40,655
Amortisation of non-current assets		
Core intellectual property	1,100,004	1,100,003
Total depreciation and amortisation expenses	1,160,595	1,140,658
Patents, research and development expenses		
Research and development	1,708,380	1,610,054
Patents	771,565	752,863
Total patent, research and development expenses	2,479,945	2,362,917
4. Income Tax		
(a) Prima facie income tax on the operating loss before income tax at 30% (2001: 34%)	1,634,540	1,407,253
Non-tax deductible items – Amortisation of intangibles	(330,001)	(374,001)
– Entertainment Costs	(3,664)	–
– Patent Costs	(165,864)	–
Timing differences and tax losses not brought to account as future income tax benefits (note 4(b))	(1,135,011)	(1,033,252)
Income tax expense	–	–
(b) Potential future tax benefits at 30% (2001: 30%) not brought to account attributable to:		
Tax losses – revenue	2,269,938	1,138,623
Timing differences	7,500	5,282
	2,277,438	1,143,905

The future income tax benefit arising from these balances has not been recognised as an asset because recovery is not virtually certain. The benefit of these tax losses will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

The Company has no franking credits available at year end.

	Company 2002 $	Company 2001 $
5. Receivables (Current)		
Sundry debtors	–	254,713
Other receivables	21,510	37,005
Goods and services tax	86,426	63,903
	107,936	355,621



	Notes	Company 2002 $	Company 2001 $
6. Other Assets (Current)			
Prepayments		60,367	166,341
7. Plant and Equipment			
Equipment			
Gross Carrying Amount			
Balance at beginning of financial year		233,543	200,000
Additions		50,689	33,543
Disposals		–	–
Balance at end of financial year		284,232	233,543
Accumulated Depreciation			
Balance at beginning of financial year		(83,988)	(43,333)
Disposals		–	–
Depreciation expense		(60,591)	(40,655)
Balance at end of financial year		(144,579)	(83,988)
Net Book Value			
As at 30 June 2001			149,555
As at 30 June 2002		139,653	
Aggregate depreciation allocated during the year is recognised as an expense and disclosed in note 3 to the financial statements.			
8. Intangible Assets			
Core Intellectual property – at cost		16,500,000	16,500,000
Accumulated amortisation		(2,811,651)	(1,711,647)
		13,688,349	14,788,353
Aggregate amortisation allocated during the year is recognised as an expense and disclosed in note 3 to the financial statements			
9. Payables (Current)			
Trade creditors		518,375	820,497
Other creditors		324,040	31,078
Amounts payable to Director-related entity	22	69,918	33,400
Goods and services tax payable		–	27,283
		912,333	912,258
10. Provisions (Current)			
Employee entitlements	15	–	9,608
11. Contributed Equity			
(a) Contributed equity			
Ordinary shares fully paid		12,993,468	12,268,892
Options fully paid		8,000	8,000
		13,001,468	12,276,892



		2002		2001	
		Number of shares	$	Number of shares	$
11. Contributed Equity (continued)					
(b) Movements in shares on issue					
Beginning of the financial year		57,260,266	12.268,892	50,505,000	7,474,343
Issued during the year					
– equity raisings		–	–	6,755,266	5,048,949
less transaction costs		–	–	–	(254,400)
– exercise of options	(i)	1,160,690	580,346	–	–
– issues to contractors	(ii)	191,794	144,230	–	–
End of the financial year		58,612,750	12,993,468	57,260.266	12,268,892

(i) Exercise of Options

Date	Number	Exercise Price $	$
04/02/2002	134,000	0.50	67,000
12/02/2002	2,000	0.50	1,000
27/02/2002	40,000	0.50	20,000
06/03/2002	90,000	0.50	45,000
22/02/2002	76,000	0.50	38,000
12/03/2002	82,690	0.50	41,346
12/03/2002	190,000	0.50	95,000
14/03/2002	10,000	0.50	5,000
20/03/2002	12,000	0.50	6,000
21/03/2002	100,000	0.50	50,000
25/03/2002	3,000	0.50	1,500
09/04/2002	8,000	0.50	4,000
09/04/2002	24,500	0.50	12,250
10/04/2002	2,500	0.50	1,250
11/04/2002	2,500	0.50	1,250
11/04/2002	100,000	0.50	50,000
10/05/2002	100,000	0.50	50,000
23/05/2002	180,000	0.50	90,000
16/06/2002	3,500	0.50	1,750
	1,160,690		580,346

(ii) For services provided

Date	Details	Number	Issue Price $	$
08/03/2002	Issue to Contractors	164,835	0.70	115,384
08/03/2002	Issue to Contractors	26,959	1.07	28,846
		191,794		144,230



		2002 Number of shares	2002 $	2001 Number of shares	2001 $
11. Contributed Equity (continued)					
(c) Share Options					
Options over ordinary shares		27,894,310		28,655,000	
(d) Movements in Options					
Beginning of the financial year		28,655,000	8,000	28,245,000	–
Issued during the year	(i)	400,000	–	410,000	8,000
Exercised during the year	(ii)	(1,160,690)	–	–	–
End of the financial year		27,894,310	8,000	28,655,000	8,000

Date	Issue Price $	Exercise Price $	2002 Number of options	2001 Number of options
(i) Issued during the year				
04/04/2001	0.02	0.50	–	400,000
27/06/2001	–	0.50	–	10,000
23/01/2002	–	0.50	200,000	–
07/03/2002	–	0.50	200,000	–
			400,000	410,000

(ii) Exercised during the year

Refer to 11(b) (i) Exercise of Options

(e) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holders to one vote, either in person or by proxy, at a meeting of the Company.

Options

Optionholders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company.

	Notes	Company 2002 $	Company 2001 $
12. Reserves and Accumulated Losses			
Asset revaluation reserve		14,661,942	14,661,942
Accumulated losses	12(a)	(10,994,424)	(5,545,957)
(a) Accumulated losses			
Balance at beginning of year		(5,545,957)	(1,406,978)
Net loss		(5,448,467)	(4,138,979)
Balance at end of year		(10,994,424)	(5,545,957)



	Company 2002 $	Company 2001 $
13. Statement of Cash Flows		
(a) Reconciliation of the operating (loss) after tax to the net cash flows from operations		
(Loss) from ordinary activities after tax	(5,448,467)	(4,138,979)
Non-cash items		
Depreciation of non-current assets	60,591	40,655
Amortisation of intangible assets	1,100,004	1,100,003
Non-cash share issue in consideration of operating expenses	144,230	56,950
Changes in assets and liabilities		
Increase/(decrease) in payables	29,644	731,579
(Increase)/decrease in receivables	218,117	(317,429)
(Increase)/decrease in prepayments	105,974	157,298
Increase/(decrease) in provision for employee entitlements	(9,608)	9,608
Net cash flow from/(used in) operating activities	(3,799,515)	(2,360,315)
(b) Reconciliation of cash		
Cash balance comprises:		
– cash on hand	385,014	2,385,284
– cash at call	3,200,000	4,469,589
Closing cash balance	3,585,014	6,854,873

14. Expenditure Commitments

Expenditure commitments are accounted for on an accruals basis.

Under the terms of a Research Funding and Intellectual Property assignment agreement between Prana Biotechnology Limited and the University of Melbourne, Prana is required to pay the University a minimum sum of $297,000 (inclusive of GST), each year for a period of 3 years from 1 December 2000 for research projects.

Under the terms of several licence agreements between the Company and the General Hospital Corporation conducting business as The Massachusetts General Hospital, Prana is required to pay the hospital for the right to use the results of research under a licence to patent rights in order to commercially develop, manufacture, use and distribute products through the world. Commitments include: USD 166,590 for a period of 30 months from 1 January 2001 and USD 182,000 for a period of 30 months from 1 August 2001.

Professor Ashley Bush has entered a Consultancy Agreement with the company for the provision of research and development services relating to technologies in respect of inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for a term of three years commencing on 1 February 2000 with a monthly consultancy fee payable by the company of $6,000.

Malvern Administrative Services Pty Ltd provides administrative support at a rate of $10,000 per month.
Aroma Science Pty Ltd provides office, computer administration and meeting facilities at a rate of $2,500 per month.
These latter two commitments may be terminated with 3 months' notice from either Prana or the other party.

	2002 $	2001 $
Expenditure commitments		
Less than one year	624,254	524,901
One to five years	223,956	581,151
	848,210	1,106,052



	Notes	Company 2002 $	Company 2001 $
15. Employee Entitlements and Superannuation Commitments			
(a) Employee Entitlements			
The aggregate employee entitlement liability is composed of:			
Provisions (current)	10	–	9,608
		–	9,608

Number of employees: 4 (2001: 3 employees)

(b) Employee Incentive Scheme

At the Annual General Meeting held on 22 November 2000, shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward executives, employees and/or consultants for their contributions to the Company. It is also proposed as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. The options cannot be transferred and will not be quoted on the Australian Stock Exchange. At 30 June 2002 there were no Directors, no executives, no staff and three consultants participating in the scheme.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2002 Number of shares	2002 $	2001 Number of shares	2001 $
Beginning of the financial year	10,000	$0.50	–	–
Issued during the year	200,000	$0.50	10,000	$0.50
End of the financial year	210,000	$0.50	10,000	$0.50

16. Contingent Liabilities

Prana Biotechnology Limited is developing a pipeline of drugs for the diagnosis and treatment of Alzheimer's Disease and other neurodegenerative disorders. Prana sponsored scientists, led by Professor Colin Masters (University of Melbourne) and Professor Ashley Bush (Harvard Medical School), have reported the use of one such molecule, PBT1, for the reversal of the plaques associated with Alzheimer's disease in transgenic mice.

Prana is involved in a patent dispute, limited to only one of its molecules. In particular, a company called P.N. Gerolymatos S.A. has been granted patents in the United States of America in relation to certain applications of the lead compound PBT1 currently in use in Prana's Phase II human clinical trials. In addition, a corresponding Australian application in the name of P.N. Gerolymatos S.A. has been accepted, but is the subject of an opposition by Prana Biotechnology Limited. The results of these proceedings are yet to be determined. Prana is confident of its just entitlement to any necessary rights to all patents required to commercialise its discoveries. Prana has retained William Lee, Managing Partner of Hale & Dorr, to protect its position.

Apart from this matter, the Company is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the Company.

17. Subsequent Events

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.



	2002 Cents per share	2001 Cents per share
18. Earnings per Share		
Basic earnings per share	(9.5)	(7.8)
Diluted earnings per share	(9.5)	(7.8)

	2002 $	2001 $
Basic Earnings per Share		
Earnings (Net Loss after Tax)	(5,448,467)	(4,138,979)
	No.	**No.**
Weighted average number of ordinary shares (a)	57,623,389	53,090,491

(a) Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below).

Diluted Earnings per Share

The options on issue do not have the effect to dilute the earnings per share. Therefore they have been excluded from the calculation of diluted earnings per share.

	2002 $	2001 $
Earnings (Net Loss after Tax)	(5,448,467)	(4,138,979)
	No.	**No.**
Weighted average number of ordinary shares (a) above	57,623,389	53,090,491

Note 11(c) lists the potential ordinary shares that are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

Shares Issued After Reporting Date

Date	Details	Number
08/07/2002	Options Exercised	4,000
10/07/2002	Options Exercised	13,274
12/07/2002	New Issue	13,550
18/09/2002	Options Exercised	32,000
30/09/2002	Options Exercised	25,000
		87,824

Options Issued After Reporting Date

Date	Details	Number	Exercise Price
08/07/2002	Exercised	(4,000)	
10/07/2002	New Issue	100,000	$0.50
10/07/2002	New Issue	13,274	$0.50
10/07/2002	Exercised	(13,274)	
18/09/2002	Exercised	(32,000)	
30/09/2002	Exercised	(25,000)	
		39,000	



	Notes	Company 2002 $	Company 2001 $
19. Remuneration of Directors			
Directors' remuneration			
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the Company directly or indirectly, from the entity of which they are Directors or any related party		348,204	200,000
The number of Directors of the Company whose income (including superannuation contributions) falls within the following income bands is:		**No.**	**No.**
$20,000 to $29,999		2	2
$50,000 to $59,999		1	1
$100,000 to $109,999		–	1
$240,000 to $249,999		1	–
20. Remuneration of Executives			
Remuneration received or due and receivable by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company whether as an executive officer or otherwise		248,204	100,000
The number of executives of the Company whose remuneration falls within the following band is:		**No.**	**No.**
$100,000 – $109,999		–	1
$240,000 – $249,999		1	–
21. Auditors' Remuneration		**$**	**$**
Amounts received or due and receivable for:			
– an audit or review of the financial report of the entity		67,078	17,463
– other services in relation to the entity		69,275	4,250
		136,353	21,713
22. Related Party Disclosures			
Directors			
The Directors of the Company during the financial year were: • G P Kempler • C L Masters • G W Mihaly • B D Meltzer			
Director-related entity transactions			
Kendle Pty Ltd, a Director-related company to G. Mihaly, provided continuous analysis and reviews of the Company's commercialisation and intellectual property management as well as clinical trial management and monitoring. Fees paid to Kendle Pty Ltd during the year were:		537,327	246,496
Amount owing to Kendle Pty Ltd (included in trade creditors)	9	69,918	33,400
Melbourne University, an entity to which C. Masters is an employee, provided research & development activities. Fees paid to Melbourne University during the year were:		994,506	861,350
Aroma Science Pty Ltd, a Director-related company to G. Kempler, provided office, computer administration and meeting facilities. Fees paid to Aroma Science Pty Ltd during the year were:		30,000	30,000



22. Related Party Disclosures (continued)

Equity Instruments of Directors

Interests in the equity instruments of the Company held by Directors of the reporting entity and their Director-related entities:

	Ordinary Shares Fully Paid		Options over Ordinary Shares	
	2002 Number	2001 Number	2002 Number	2001 Number
(a) Interests at balance date	16,953,000	15,409,000	11,107,500	10,336,000
(b) Directors' equity holdings issued during the year	1,544,000	–	771,500	–

23. Segment Information

The Company's activities are predominantly within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

24. Financial Instruments

(a) Significant Account Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Interest rate risk

The Company has cash on deposit which is professionally managed by external parties to optimise the impact of interest rate fluctuations pursuant to conservative investment guidelines. The Company has $2,800,000 in 90 day term deposits at fixed interest rates between 4.47% and 4.95%, $400,000 in a 30 day term deposit at a fixed interest rate of 4.80%, and

$385,014 in a cheque account at a variable interest rate of 3.53% at 30 June 2002. The weighted average interest rate is 4.45% and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

At 30 June 2001 the company had $1,300,000 in a 6 month term deposit at a fixed interest rate of 5.46%, $1,326,303 in a 4 month term deposit at a fixed rate of 4.9% and $4,228,571 in a cheque account at a variable interest rate of 4.10%. The weighted average interest rate was 4.51%.

Receivables and payables are non-interest bearing.

(c) Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Credit risk

Financial assets, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the Directors believe the Company has no significant concentration of credit risk.

25. Additional Company Information

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.
Registered Office: Suite 2, 1233 High Street, Armadale Victoria 3148 Telephone (03) 9824 8166
Principal Place of Business: Level 1, 100 Dorcas Street, South Melbourne Victoria 3205 Telephone (03) 9690 8537



Directors Declaration

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will b e able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s295(5) of the Corporations Act 2001.

On behalf of the Directors

Geoffrey Kempler
Director

Melbourne, 23 October 2002

Deloitte Touche Tohmatsu
ABN 74 490 121 060
505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Telephone (03) 9208 7000
Facsimile (03) 9208 7001

Deloitte Touche Tohmatsu

Independent Audit Report

To the members of Prana Biotechnology Limited

Scope

We have audited the financial report of Prana Biotechnology Limited for the financial year ended 30 June 2002 as set out on pages 14 to 28. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Prana Biotechnology Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's financial position as at 30 June 2002 and of its performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

C J Biermann
Partner
Chartered Accountants

Melbourne, 23 October 2002

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW)



Shareholder Information

As at 30 September 2002

Number of Holders of Equity Securities

Ordinary Shares

58,700,574 fully paid ordinary shares are held by 1,529 individual shareholders.

All ordinary shares carry one vote per share.

Preference Share Capital

There are no Preference Shares on issue.

Convertible Notes

There are no Convertible Notes on issue.

Options Number	No and type of Option Holders	Listed/Unlisted	Exercise Price	Exercise period/Expiry Date
7,173,310	400 Individual Option Holders	Unlisted	$0.50	On or before 1/3/2003
17,250,000	9 Vendors & Promoters	Unlisted	$0.50	After 1/03/2002 and on or before 1/12/2004
3,000,000	10 Directors & Consultants	Unlisted	$0.50	After 1/03/2002 and on or before 1/12/2004
200,000	1 Consultant	Unlisted	$0.50	On or before 20/03/2004
310,000	4 Employees and Consultants	Unlisted	$0.50	On or before 30/06/2005

Options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

Distribution of Holders in each Class of Equity Securities

		Options exercisable			
	Fully paid Ordinary Shares	On or before 1 March 2003 Quoted	On or before 1 December 2004 Unquoted	On or before 20 March 2004 Unquoted	On or before 30 June 2005 Unquoted
1 – 1,000	454	15	–	–	–
1,001 – 5,000	703	208	–	–	–
5,001 – 10,000	195	73	–	–	1
10,001 – 100,000	148	88	6	–	3
100,001 – and over	29	16	13	1	–
	1,529	400	19	1	4
Holdings less than a marketable parcel	227				



Twenty Largest Holders of Quoted Securities

Shareholder		Fully paid Ordinary Shares Number	%
1.	Baywick Pty Ltd	13,765.000	23.46
2.	Jagen Nominees Pty Ltd	13,750,500	23.43
3.	Westpac Custodian Nominees	4,233,635	7.22
4.	Citicorp Nominees Pty Ltd	3,361,012	5.73
5.	NRB Developments Pty Ltd	2,970,000	5.06
6.	Merrill Lynch (Australia) Nominees Pty Ltd	2,751,649	4.69
7.	Mr Rudolph Tanzi	1,650,000	2.81
8.	ANZ Nominees Limited	1,591,252	2.71
9.	Neurotransmission Pty Ltd	1,275.000	2.17
10.	JP Morgan Nominees Australia Limited	1,118,772	1.91
11.	Bluscan Pty Ltd	866,621	1.48
12.	National Nominees Limited	713,705	1.22
13.	Ilanajanine Pty Ltd	542,680	0.92
14.	Saltbush Nominees Pty Ltd	489,448	0.83
15.	Cogent Nominees Pty Ltd	446,294	0.76
16.	Commonwealth Custodial Services Ltd	278,653	0.47
17.	Intersuisse (Nominees) Pty Ltd	233,400	0.40
18.	Darontack Pty Ltd	220,800	0.38
19.	Lampam Pty Ltd	215,000	0.37
20.	The Anne McBride Company Inc	204,835	0.35
		50,678,256	86.37

Optionholder		Options exercisable on or before 1 March 2003 Number	%
1.	Bluscan Pty Ltd	398,000	5.55
2.	Cogent Nominees Pty Ltd	379,146	5.29
3.	Ms Eva Migdal	353,516	4.93
4.	Jagen Nominees Pty Ltd	348,000	4.85
5.	Saltbush Nominees Pty Ltd	346,670	4.83
6.	Tenth Kusim Pty Ltd	314,475	4.38
7.	Dr George Muchnicki	252,240	3.52
8.	Betty Ford Clinic Pty Ltd	206,600	2.88
9.	Baywick Pty Ltd	200,000	2.79
10.	Fortis Clearing Nominees Pty Ltd	164,275	2.29
11.	Ms Julie Efron	148,450	2.07
12.	Mr Moshe Goldberg & Mr Ron Goldberg	140,000	1.95
13.	Cornelius Australia Pty Ltd	128,400	1.79
14.	Umbiram Pty Ltd	110,000	1.53
15.	Ilanajanine Pty Ltd	108,000	1.51
16.	Winns Australia Pty Ltd	100,000	1.39
17.	National Nominees Limited	80,169	1.12
18.	Mrs Sonia Kempler	76,860	1.07
19.	Mrs Miriam Rick	70,800	0.99
20.	Invia Custodian Pty Ltd	70,000	0.98
		3,995,601	55.71

Unquoted Equity Securities Holdings greater than 20%

	Options exercisable between 1 March 2002 and on or before 1 December 2004	
Optionholder	Number	%
1. Baywick Pty Ltd	6,682,500	32.19
2. Jagen Nominees Pty Ltd	6,682,500	32.19
Total number of unquoted options		20,760,000
Total number of optionholders		20

Substantial Shareholders

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act 2001 are:

Substantial shareholder	Number of shares
1. Jagen Nominees Pty Ltd	14,051,000
2. Baywick Pty Ltd	13,765,000
3. NRB Developments Pty Ltd	2,970,000

Other

The Company has used the cash and assets since listing in March 2000 in a form readily convertible to cash that it had at the time of admission in a way consistent with its business objectives.

Shareholder Enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry. Computershare Investor Services Pty Ltd by telephone on (03) 9615 5970 or by facsimile on (03) 9611 5710.

Other ASX Information

The Appendix 4B inadvertently did not recognise the value of 191,794 shares issued to contractors for services rendered on 8 March 2002. The impact of this adjustment is that share capital has increased by $144,230 and contractor expenses have increased by $144,230.

Change of Address

Shareholders should notify the Share Registry in writing immediately upon any change in their registered address. Sponsored holders ("CHESS") should notify their stockbroker of such change.

Change of Name

Shareholders who change their name should notify the Share Registry and attach a copy of a relevant marriage certificate, deed poll or other relevant documentation.

Removal from the Annual Report Mailing List

Shareholders who do not wish to receive the Annual Report should advise the share Registry in writing. These shareholders will continue to receive all other shareholder information.

Consolidation of Shareholdings

You may have received more than one annual report. If so, please check carefully the name and address printed on the Notice of Meeting in each report. If these are identical, you may wish to combine the holdings into a single holding by writing to the Share Registry quoting each of the shareholder reference numbers.

Tax File Numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

Uncertificated Share Register

Shareholding statements are issued within five business days after the end of the month in which transactions alter the balance of your holding.

Website

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

Corporate Directory

Prana Biotechnology Limited
ABN 37 080 699 065

Directors
Geoffrey P Kempler – Executive Chairman
Colin L Masters – Executive Director
Brian D Meltze – Non-Executive Director
George W Mihaly – Non-Executive Director

Secretary
Richard Revelins

Principal Office
Level 1, 100 Dorcas Street
South Melbourne Victoria 3205
Telephone (613) 9690 7892
Facsimile (613) 9690 8587

Registered Office
Suite 2, 1233 High Street
Armadale Victoria 3143
Telephone (613) 9824 8166
Facsimile (613) 9824 8161

Auditors
Deloitte Touche Tohmatsu
Chartered Accountants
505 Bourke Street
Melbourne Victoria 3000

Solicitors
Oakley Thompson & Co
Level 17, 500 Collins Street
Melbourne Victoria 3000

Share Registry
Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Victoria 3000 Australia

Securities Quoted
Australian Stock Exchange
Code: PBT (shares), PBTO (options)

NASDAQ (North American Dealers
Automated Quotation) Code: PRAN

Website
www.pranabio.com



Designed and produced by: Hayman Design



PRANA
BIOTECHNOLOGY
Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By: ______________________________
Phillip Hains
Administrative Officer

Date: January 8, 2003